THE BUCKLE. INC.
2407 W. 24th Street
Kearney, NE  68845
P.O. Box 1480
Kearney, NE  68848-1480
 tel  (308) 236-8491
fax  (308) 236-4493

www.buckle.com
February 7, 2012

Melissa Rocha
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

By EDGAR and Overnight Delivery

Re:          The Buckle, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011
File No. 001-12951

Dear Ms. Rocha:

We are providing this letter in response to your comment letter dated January 27, 2012. We understand that the purpose of your review is to assist The Buckle, Inc. (the Company) in compliance with the applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings.

Form 10-K for the Fiscal Year Ended January 29, 2011

Notes to Financial Statements, page 35

Note J. Stock-Based Compensation, page 46

1.
SEC COMMENT – We note on page 47 that in connection with each special cash dividend during the past three years the Board also approved, pursuant to the terms of the Company’s various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding stock options to preserve the intrinsic value for option holders. We further note that these adjustments did not result in any incremental compensation expense. Please tell us whether these adjustments are required under the existing terms or determined by the Administrator in its sole discretion. To the extent that the adjustments were determined by the Administrator in its sole discretion, also explain to us the basis for your conclusion that these adjustments did not result in any incremental compensation expense under ASC 718.

COMPANY RESPONSE – The terms of the Company’s various shareholder approved stock option plans require that the Administrator shall make an adjustment to both the exercise price and the number of shares covered by each award in order to preserve the fair value for option holders in the event of a special cash dividend. As such, the adjustments made to preserve the intrinsic value for option holders after payment by the Company of special cash dividends in each of the past three fiscal years were “nondiscretionary” under the guidance of ASC 718. Additionally, no incremental compensation expense was recorded by the Company as a result of the adjustments given the fact that the adjustments were nondiscretionary and the fair value of the awards (calculated using the Black Scholes pricing model) was not greater after the adjustment than immediately before the adjustment on the basis of the stated anti-dilution terms in the original award.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosures in the filing;
●	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this process and would be willing to discuss any additional comments you may have.  Please call me with any questions.  My direct extension is (308) 236-4440 and my fax number is (888) 600-1105.  Thank you.

Sincerely,

/s/ KAREN B. RHOADS
Karen B. Rhoads
Vice President of Finance and CFO
(principal accounting officer)

Cc:          Amy Ryan, Deloitte & Touche LLP
Robert J. Routh, Cline, Williams, Wright, Johnson and Oldfather, L.L.P.